Exhibit 99.2

GRUPO TMM COMPANY CONTACT:

AT DRESNER CORPORATE SERVICES:

Brad Skinner, Senior Vice President	Kristine Walczak (general investors, analysts and media)
Investor Relations	(kwalczak@dresnerco.com)
011-525-55-629-8725 or 203-247-2420	312-726-3600
(brad.skinner@tmm.com.mx)

Marco Provencio
Media Relations, Proa/StructurA
011-525-55-629-8708 and 011-525-55-442- 4948
(mp@proa.structura.com.mx)

Grupo TMM Announces Related Issues to VAT Certificate Received Yesterday by its
Subsidiary TFM, S.A. de C.V.

Mexico City, January 21, 2004) — Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A, or (“the Company”) announced yesterday that the “Servicio de Administración Tributaria” or “SAT” (“Tax Administrative Entity”) made a provisional attachment of the Special VAT Certificate that the Mexican Treasury delivered to its subsidiary TFM, S.A. de C.V. on January 20, 2004 in compliance with the August 13, 2003 Mexican Federal Tribunal of Fiscal and Administrative Justice (“Fiscal Court”) resolution.

The fiscal authorities state that the documents that support the amount that the Special VAT Certificate represents do not comply with applicable tax requirements. It is important to note, that it was the Federal Government of Mexico, through the authorities in charge of the privatization process of the Mexican Railroad System who delivered the said documents at the time of the privatization.

The Company will oppose through all possible legal means the SAT’s action, as it is arbitrary, lacks consistency and puts at risk the rule of law of Mexico for taxpayers, which should be the pillar of the fiscal system in Mexico, as well as the rights of and legal certainty to individuals that participate in bidding processes of public assets or services.

Headquartered in Mexico City, Grupo TMM is a Latin American multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in TFM, which operates Mexico’s Northeast railway and carries over 40 percent of the country’s rail cargo. Grupo TMM’s web site address is www.grupotmm.com and TFM’s web site is www.tfm.com.mx.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Such forward-looking statements are based on the beliefs of the Company’s management as well as on assumptions made.  Actual results could differ materially from those included in such forward-looking statements.  Readers are cautioned that all forward-looking statements involve risks and uncertainty.  The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company’s investment in TFM, S.A. de C.V. and other new businesses; risks associated with the Company’s reorganization and asset sale programs; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses, and the ability of the Company to repay, restructure  or refinance its indebtedness.  These risk factors and additional information are included in the Company’s reports on Form 6-K and 20-F on file with the Securities and Exchange Commission.